Natural Resource Partners L.P.
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

July 10, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Natural Resource Partners LP

Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 7, 2024

File No. 001-31465

Ladies and Gentlemen:

Natural Resource Partners L.P. (the “Company,” “we” or “our”) acknowledges receipt of the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2024, with respect to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, filed with the Commission on March 7, 2024 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to advise the Staff promptly when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than July 19, 2024.

Please direct any questions that you have with respect to the foregoing or if any additional information is required by the Staff, please contact Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By: NRP(GP) LP, its general partner

By: GP Natural Resource Partners LLC, its general partner

By:       /s/ Philip T. Warman

Name:  Philip T. Warman

Title:    General Counsel

cc:         K. Stancell Haigwood, Vinson & Elkins L.L.P.